UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.

(Name of Subject Company)

ACCELERON PHARMA INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Common Stock)

Habib J. Dable

President and Chief Executive Officer

Acceleron Pharma Inc.

128 Sidney Street

Cambridge, Massachusetts 02139

(617) 649-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher D. Comeau

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Acceleron Pharma Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase any and all of the Company’s outstanding common stock, $0.001 par value per share (the “Shares”), in exchange for $180.00 per Share, net to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 12, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third sentence in the second paragraph of the subsection entitled “(b) Tender Offer” and adding the following after the second sentence of the paragraph:

“On November 17, 2021, as agreed with the Company, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on November 18, 2021. The expiration date of the Offer is extended to 5:00 p.m., Eastern Time, on November 19, 2021, unless further extended. The depository has advised Parent that, as of 5:00 p.m., Eastern time, on November 16, 2021, approximately 11,980,722 Shares had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 19.6% of the outstanding Shares. On November 17, 2021, Parent issued a press release relating to the expiration of the waiting period under the HSR Act and announcing Purchaser’s extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(J) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by deleting the second paragraph of the subsection entitled “Regulatory Approvals—Compliance with the HSR Act” and replacing it with the following:

“Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 14, 2021. The waiting period under the HSR Act expired, effective November 16, 2021 at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(J)	Press release issued by Merck & Co., Inc., dated November 17, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021	ACCELERON PHARMA INC.

	By:	/s/ Habib Dable
	Name:	Habib Dable
	Title:	President & Chief Executive Officer